Filed pursuant to Rule 433

September 25, 2019

Relating to

Preliminary Prospectus Supplement dated September 25, 2019 to

Prospectus dated September 23, 2019

Registration Statement No. 333-233896-04

DUKE ENERGY INDIANA, LLC
$500,000,000 FIRST MORTGAGE BONDS,

SERIES YYY, 3.25%, DUE OCTOBER 1, 2049

Pricing Term Sheet

Issuer:	Duke Energy Indiana, LLC (the “Issuer”)

Trade Date:	September 25, 2019

Settlement Date:	September 27, 2019; T+2

Security Description:	First Mortgage Bonds, Series YYY, 3.25%, Due October 1, 2049 (the “Mortgage Bonds”)

Ratings (Moody’s / S&P): *	Aa3/A (Stable/Negative)

Interest Payment Dates:	April 1 and October 1 of each year, beginning on April 1, 2020

Principal Amount:	$500,000,000

Maturity Date:	October 1, 2049

Coupon:	3.25%

Benchmark Treasury:	2.875% due May 15, 2049

Benchmark Treasury Price:	115-12

Benchmark Treasury Yield:	2.169%

Spread to Benchmark Treasury:	+ 120 bps

Yield to Maturity:	3.369%

Price to Public:	97.763% per Mortgage Bond

Redemption Provisions/ Make-Whole Call:

At any time before April 1, 2049 (which is the date that is six months prior to maturity of the Mortgage Bonds (the “Par Call Date”)), the Issuer will have the right to redeem the Mortgage Bonds in whole or in part, at the issuer’s option at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Mortgage Bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Mortgage Bonds being redeemed that would be due if the Mortgage Bonds matured on the Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the Mortgage Bonds being redeemed to, but excluding, such redemption date.

At any time on or after the Par Call Date, the Issuer will have the right to redeem the Mortgage Bonds in whole or in part, at the issuer’s option at any time, at a redemption price equal to 100% of the principal amount of the Mortgage Bonds being redeemed plus accrued and unpaid interest on the principal amount of the Mortgage Bonds being redeemed to, but excluding, such redemption date.

CUSIP / ISIN:	26443TAB2 / US26443TAB26

Joint Book-Running Managers:	BofA Securities, Inc. Mizuho Securities USA LLC Morgan Stanley & Co. LLC MUFG Securities Americas Inc. SunTrust Robinson Humphrey, Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC KeyBanc Capital Markets Inc.

Junior Co-Managers:	Academy Securities, Inc. Great Pacific Securities Samuel A. Ramirez & Company, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, BofA Securities, Inc. toll-free at (800) 294-1322, Mizuho Securities USA LLC toll-free at 1-866-271-7403, Morgan Stanley & Co. LLC toll-free at (866) 718-1649, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or SunTrust Robinson Humphrey, Inc. toll-free at (800) 685-4786.